14



06012160

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chinacast Communication Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 04 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34811 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 4/4/06

双威通讯 ChinaCast


RECEIVED
MAR 21 2006

CHINACAST COMMUNICATION

82-34811
AR/S
12-31-05

CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Year Ended 31 December 2005

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group (Actual)	Group (Actual)	% change	Group (Proforma)	% change
	1 Jan -31 Dec FY2005	1 May-31 Dec FY2004 (1)	+/(-)	1 Jan -31 Dec FY2004	+/(-)
	RMB'000	RMB'000		RMB'000	
Revenue	73,498	50,488	45.58	75,007	(2.01)
Cost of sales	(36,601)	(21,699)	68.68	(33,232)	10.14
Gross profit	36,897	28,789	28.16	41,775	(11.68)
Service fee (Note A)	50,305	23,927	110.24	32,714	53.77
Other income	4,851	2,318	109.28	2,712	78.87
Selling expense	(2,532)	(1,238)	104.52	(1,634)	54.96
Administrative expense	(35,157)	(18,885)	86.16	(24,443)	43.83
Profit from operations	54,364	34,911	55.72	51,124	6.34
Finance costs	(19)	(72)	(73.61)	(392)	(95.15)
Profit before income tax	54,345	34,839	55.99	50,732	7.12
Income tax expense	(9,894)	(6,132)	61.35	(9,776)	1.21
Net profit for the year/period	44,451	28,707	54.84	40,956	8.53
Attributable to					
Equity holders of the parent	43,787	28,707	52.53	40,956	6.91
Minority interest	664	-		-	
	44,451	28,707	54.84	40,956	8.53

Explanatory notes

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus"). Actual results for 2004 are derived after the Company had completed the Restructuring Exercise and completed the acquisition of its subsidiary in April 2004. As such, the actual results shown for the period from 1 May 2004 to 31 December 2004 was the same as the result from 20 November 2003 (date of incorporation) to 31 December 2004.

(2) (A) For the purpose of this announcement, the proforma financial statements of the Group for the 12 months ended 31 December 2004 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(B) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	1 Jan -31 Dec FY2005 RMB'000	1 May-31 Dec FY2004 RMB'000	% change +/(-)	1 Jan -31 Dec FY2004 RMB'000	% change +/(-)
Revenue	105,492	45,901	129.83	65,950	59.96
Cost of sales	(53,004)	(17,101)	209.95	(22,881)	131.65
Gross profit	52,488	28,800	82.25	43,069	21.87
Other operating income	7,891	4,285	84.15	6,598	19.60
Interest income	73	84	(13.10)	97	(24.74)
Selling expense	(2,128)	(2,308)	(7.80)	(3,790)	(43.85)
Administrative expense	(7,373)	(6,729)	9.57	(9,880)	(25.37)
Income tax expense	(646)	(205)	215.12	(3,380)	(80.89)
Service fee to the Group	50,305	23,927	110.24	32,714	53.77

(B) The following table provides additional information about the combined income statements of the Group and the SOE assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE 1 Jan -31 Dec FY2005 RMB'000	Combined Group and SOE 1 May-31 Dec FY2004 (1) RMB'000	% change +/(-)	Combined Group and SOE 1 Jan -31 Dec FY2004 RMB'000	% change +/(-)
Revenue	178,990	96,389	85.70	140,957	26.98
Cost of sales	(81,714)	(34,515)	136.75	(49,515)	65.03
Gross profit	97,276	61,874	57.22	91,442	6.38
Other income	4,924	2,402	105.00	2,809	75.29
Selling expense	(4,660)	(3,546)	31.42	(5,424)	(14.09)
Administrative expense	(42,530)	(25,614)	66.04	(34,323)	23.91
Profit from operations	55,010	35,116	56.65	54,504	0.93
Finance costs	(19)	(72)	(73.61)	(392)	(95.15)
Profit before income tax	54,991	35,044	56.92	54,112	1.62
Income tax expense	(10,540)	(6,337)	66.32	(13,156)	(19.88)
Net profit for the year/period	44,451	28,707	54.84	40,956	8.53
Attributable to					
Equity holders of the parent	43,787	28,707	52.53	40,956	6.91
Minority interest	664	-		-	
	44,451	28,707	54.84	40,956	8.53

(C) The profit before income tax includes the following charges (credits):

	Group (Actual) 1 Jan -31 Dec FY2005 RMB'000	Group (Actual) 1 May-31 Dec FY2004 (1) RMB'000	Group (Proforma) 1 Jan -31 Dec FY2004 RMB'000
Depreciation of plant and equipment	3,581	1,510	2,255
Amortization of intangible assets	1,358	-	-
Interest expense to related parties	-	54	365
Interest on borrowings	19	18	27
Foreign exchange loss	2,606	66	78
Write-off of plant and equipment	-	229	229
Share option expense	1,919	-	-
Other income including interest income	(4,851)	(2,318)	(2,712)
Allowance for doubtful trade debts	37	-	-

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus"). Actual results for 2004 are derived after the Company had completed the Restructuring Exercise and completed the acquisition of its subsidiary in April 2004. As such, the actual results shown for the period from 1 May 2004 to 31 December 2004 was the same as the result from 20 November 2003 (date of incorporation) to 31 December 2004.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group As at 31/12/2005 RMB'000	Group As at 31/12/2004 RMB'000	Company As at 31/12/2005 RMB'000	Company As at 31/12/2004 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	90,074	4,818	-	-
Term deposit	273,798	323,900	-	-
Trade receivables	19,139	15,077	-	-
Other receivables and prepayments	14,136	9,832	5,152	-
Amount due from related parties-non trade	480	411	-	-
Total current assets	397,627	354,038	5,152	-
Non-current assets:				
Interests in subsidiary	-	-	460,727	457,772
Amount due from related parties-non trade	217,887	177,926	-	-
Plant and equipment	8,953	5,522	-	-
Deposit for acquiring plant and equipment	-	25,839	-	-
Deferred tax assets	1,379	1,552	-	-
Intangible assets	19,378	-	-	-
Goodwill	15,291	-	-	-
Total non-current assets	262,888	210,839	460,727	457,772
Total assets	660,515	564,877	465,879	457,772
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of bank loan	-	60	-	-
Trade payables	2,816	-	-	-
Other payables	41,539	2,202	5,105	567
Income tax payable	28,119	35,392	-	-
Amount due to related parties	138	-	-	-
Current portion of finance lease	152	155	-	-
Total current liabilities	72,764	37,809	5,105	567
Non-current liabilities:				
Bank loan	-	80	-	-
Finance lease	190	348	-	-
Total non-current liabilities	190	428	-	-

Capital and reserves:				
Issued capital	292,235	292,235	292,235	292,235
Share premium	166,572	166,572	166,572	166,572
Capital reserve	41,065	39,146	1,919	-
Exchange translation reserve	(1,649)	(20)	(4,492)	-
Legal reserve	6,102	2,373	-	-
Accumulated profits	66,392	26,334	4,540	(1,602)
Equity attributable to equity holders of the parent	570,717	526,640	460,774	457,205
Minority interest	16,844	-	-	-
Total equity	587,561	526,640	460,774	457,205
Total liabilities and equity	660,515	564,877	465,879	457,772

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31 December 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
152	-	215	-

Amount repayable after one year

As at 31 December 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
190	-	428	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 31 December 2005, the current portion and non-current portion of the finance lease amounted to approximately RMB152,000 and RMB190,000 (2004: RMB155,000 and RMB348,000)respectively.

In 2004, the Group had a bank loan secured by a motor vehicle of the Group and the balance was repayable by yearly installments due on 21 March 2005 and 21 March 2006. As at 31 December 2004, the current portion and non-current portion of the bank loan amounted to RMB60,000 and RMB80,000 respectively. The loan has been fully repaid in 2005.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group (Actual) 1 Jan – 31 Dec FY2005 RMB'000	Group (Actual) 1 May – 31 Dec FY2004 (1) RMB'000
Cash flows from operating activities		
Profit before income tax	54,345	34,839
Adjustments for:		
Depreciation expense	3,581	1,510
Write-off of plant and equipment	-	229
Interest income	(4,538)	(2,173)
Interest expense	19	72
Intangible amortization	1,358	-
Direct issue cost amortization	-	690
Share option expense	1,919	-
Operating profit before working capital changes	56,684	35,167
Trade receivables	(3,154)	22,290
Other receivables and prepayments	21,854	(20,709)
Trade payables	732	-
Other payables	16,614	(3,599)
Amount due from related parties-non trade	(69)	(411)
Amount due to related parties-non trade	138	-
Cash from operations	92,799	32,738
Interest paid	(19)	(72)
Interest received	4,538	2,173
Income tax paid	(2,600)	(291)
Net cash from operating activities	94,718	34,548
Cash flows from investing activities:		
Cash (outflow) inflow arising from the acquisition of subsidiary (Note 2)	(12,120)	29,442
Advances to related parties-non trade	(39,961)	(26,062)
Purchase of plant and equipment	(5,585)	(300)
Term deposit	50,102	(257,962)
Net cash used in investing activities	(7,564)	(254,882)
Cash flows from financing activities		
Repayments of borrowing	(140)	(14,406)
Proceeds from issue of shares (net of related expenses)	-	239,661
Finance lease	(152)	(103)
Net cash (used in) from financing activities	(292)	225,152
Net effect of exchange rate changes in consolidating subsidiary	(1,606)	-
Net increase in cash and cash equivalents	85,256	4,818
Cash and cash equivalents at beginning of year/period	4,818	-
Cash and cash equivalents at end of year/period	90,074	4,818

Explanatory Note:

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus"). Actual results for 2004 are derived after the Company had completed the Restructuring Exercise and completed the acquisition of its subsidiary in April 2004. As such, the actual results shown for the period from 1 May 2004 to 31 December 2004 was the same as the result from 20 November 2003 (date of incorporation) to 31 December 2004.

(2) The attributable net assets of the subsidiary acquired are as follows:

	1 Jan – 31 Dec FY2005	**1 May – 31 Dec FY2004 (1)**
	RMB'000	RMB'000
Plant and equipment	1,459	6,960
Amount due from related parties	-	151,864
Deposit for acquiring plant and equipment	-	5,329
Deferred tax assets	-	1,511
Intangible assets	20,736	-
Trade receivables	908	37,367
Other receivables	319	9,633
Bank balances and cash	2,580	29,442
Term deposit	-	65,938
Bank loan	-	(746)
Trade payables	(2,084)	-
Other payables	(2,168)	(6,931)
Amount due to related parties	-	(14,406)
Other tax liabilities	139	(28,379)
Minority interest	(16,180)	-
Net asset acquired	5,709	257,582
Goodwill arising from the acquisition	15,291	-
Adjustment arising from the Restructuring Exercise	-	(38,436)
Total purchase consideration	21,000	219,146
Less: Unpaid portion	(6,300)	-
Less: Non-cash consideration	-	(219,146)
Less: Cash of subsidiary acquired	(2,580)	(29,442)
Cash outflow (inflow) arising from acquisition of subsidiary	12,120	(29,442)

The subsidiary acquired in FY2005 was Beijing Tongfang Digital Education Technology Ltd ("Tongfang Education"). The acquisition of Tongfang Education was completed in October 2005. The subsidiary acquired in FY2004 was ChinaCast Communication Network Company Ltd as part of the restructuring exercise in preparation for the IPO of the Company. This acquisition was completed in April 2004.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to equity holders of the parent							Minority Interest	Total equity
	Share capital	Share premium	Capital reserve	Exchange Translation reserve	Legal reserve	Accumulated profits	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group									
Balance as at 20 November 2003 (date of incorporation)	-	-	-	-	-	-	-	-	-
Adjustment arising from the Restructuring Exercise as described in the Prospectus	219,146	-	39,146	-	-	-	258,292	-	258,292
Issue of 110.5 million new Ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	73,089	186,494	-	-	-	-	259,583	-	259,583
Share issue expenses	-	(19,922)	-	-	-	-	(19,922)	-	(19,922)
Net profit for the period Ended 31 December 2004	-	-	-	-	-	28,707	28,707	-	28,707
Transfer to legal reserve	-	-	-	-	2,373	(2,373)	-	-	-
Translation adjustment	-	-	-	(20)	-	-	(20)	-	(20)
Balance at 31 December 2004	292,235	166,572	39,146	(20)	2,373	26,334	526,640	-	526,640

	Attributable to equity holders of the parent							Minority Interest	Total Equity
	Share capital	Share premium	Capital reserve	Exchange Translation reserve	Legal reserve	Accumulated profits	Total		
Group									
Balance at 1 January 2005	292,235	166,572	39,146	(20)	2,373	26,334	526,640	-	526,640
Net profit for the year Ended 31 December 2005	-	-	-	-	-	43,787	43,787	664	44,451
Share option expense recognised	-	-	1,919	-	-	-	1,919	-	1,919
Transfer to legal reserve	-	-	-	-	3,729	(3,729)	-	-	-
Acquisition of subsidiary	-	-	-	-	-	-	-	16,180	16,180
Translation adjustment	-	-	-	(1,629)	-	-	(1,629)	-	(1,629)
Balance at 31 December 2005	292,235	166,572	41,065	(1,649)	6,102	66,392	570,717	16,844	587,561

Company									
Balance as at 20 November 2003 (date of incorporation)	-	-	-	-	-	-	-	-	-
Adjustment arising from the Restructuring Exercise as described in the Prospectus	219,146	-	-	-	-	-	219,146	-	219,146
Issue of 110.5 million new Ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	73,098	186,494	-	-	-	-	259,583	-	259,583
Share issue expenses	-	(19,922)	-	-	-	-	(19,922)	-	(19,922)
Net loss for the period Ended 31 December 2004	-	-	-	-	-	(1,602)	(1,602)	-	(1,602)
Balance at 31 December 2004	292,235	166,572	-	-	-	(1,602)	457,205	-	457,205
Company									
Balance at 1 January 2005	292,235	166,572	-	-	-	(1,602)	457,205	-	457,205
Share option expense recognised	-	-	1,919	-	-	-	1,919	-	1,919
Net profit for the year Ended 31 December 2005	-	-	-	-	-	6,142	6,142	-	6,142
Translation adjustment	-	-	-	(4,492)	-	-	(4,492)	-	(4,492)
Balance at 31 September 2005	292,235	166,572	1,919	(4,492)	-	4,540	460,774	-	460,774

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 12 months ended 31 December 2005.

Share Options:

As at 31 December 2005, there were unexercised share options for 26,110,000 unissued ordinary shares (31 December 2004: 26,110,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted for the current reporting period are consistent with the most recently audited financial statements for the year ended 31 December 2004 and the Group has also adopted the new and revised International Financial reporting Standards ("IFRSs"), which are effective 1 January 2005. The adoption of those new and revised IFRSs did not result in changes to the Group's and the Company's accounting policies except as disclosed in paragraph 5.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

In the current year, the Group and the Company adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 January 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current or prior years:

- IFRS 2	:	Share-based payments
- IFRS 3	:	Business combination
- IAS 1	:	Presentation of Financial Statements (Revised)
- IAS 2	:	Inventories (Revised)
- IAS 8	:	Accounting Policies, Changes in Accounting Estimates, and Errors (Revised)
- IAS 16	:	Property, Plant and Equipment (Revised)
- IAS 17	:	Leases (Revised)
- IAS 21	:	The Effects of Changes in Foreign Exchange Rates (Revised)
- IAS 24	:	Related Party Disclosures (Revised)
- IAS 27	:	Consolidated and Separate Financial Statements (Revised)
- IAS 32	:	Financial Instruments: Disclosure and Presentation (Revised)
- IAS 33	:	Earnings Per Share (Revised)
- IAS 39	:	Financial Instruments: Recognition and Measurement (Revised)

The impact of these changes to the accounting policies of the Group and the Company is not significant, except for IFRS 2 which has been elaborated below.

The Adoption of IFRS 2 "Share-based Payment" has resulted in a change in accounting policy for share-based payments. The Group's Employee Share Option Scheme (the "ESOS") is an equity-settled, share-based compensation plan. Prior to the adoption of IFRS 2, the share-based compensation to the Group's employees did not result in a charge to the income statement. IFRS 2 requires the Group and the Company to recognize an expense in the income statement with a corresponding increase in equity for share options granted under the ESOS after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognized as an expense in the income statement is determined by reference to the fair value of share options at the date of the grant and the number of share options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group (Actual) FY2005	Group (Actual) FY2004	Group (Proforma) FY2004
Earnings per share (EPS) in RMB cents			
(i) Based on weighted average number of ordinary shares in issue*	9.91	6.60	10.23
(ii) On a fully diluted basis**	9.51	6.39	9.87

*The calculation of earnings per share for the actual results for the 12 months ended 31 December 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the actual results for the period from 20 November 2003 (date of incorporation) to 31 December 2004 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 434,910,000 shares. The calculation of earnings per share for the proforma results for the year ended 31 December 2004 is based on the proforma net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 400,379,000 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.**

	Group As at 31/12/2005	Group As at 31/12/2004	Company As at 31/12/2005	Company As at 31/12/2004
Net asset value per share in RMB	1.29	1.19	1.04	1.04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 31 December 2005 and 31 December 2004 and (2) the share capital of 441,816,501 shares as at 31 December 2005 (31 December 2004: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following: -**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE provides a more meaningful review of the financial performance of the whole Group, the following discussion of the performance of the Group is also based on the combined results of the Group and the SOE (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the combined revenue is shown below.

	FY2005 RMB'000	FY2004 RMB'000
Revenue of the Group		
University Distance Learning Solutions	6,329	-
K-12 and content delivery	67,169	75,007
Sub-total	73,498	75,007
Revenue of the SOE		
University Distance Learning Solutions	66,933	56,396
IT/Management Training Courses and Solutions	5,280	3,636
K-12 Distance Learning and Educational Content Solutions	6,296	4,990
Enterprise Networking Products and Services	26,983	928
Sub-total	105,492	65,950
Sum of the Group's and SOE's revenue	178,990	140,957

The sum of the revenue of the Group and that of the SOE for FY2005 amounted to RMB179.0 million representing an increase of 27.0% compared to FY2004. Compared to FY2004, revenue of the Group decreased slightly by 2% from RMB75.0 million to RMB73.5 million. The revenue from the K-12 and content delivery business decreased by approximately 10.4% from RMB75.0 million to RMB67.2 million. The drop was mainly due to a reclassification of a portion of the withholding tax from income tax expense to business tax. This amounted to RMB3.2 million, which was net off of our net revenue figure. After consolidation of the result of Tongfang Education in 4QFY2005, the Group showed a revenue from the University Distance Learning Solutions of RMB6.3 million in FY2005.

The SOE recorded a considerable increase in its revenue from RMB66.0 million in FY2004 to RMB105.5 million in FY2005, which was mainly attributable to the increase in equipment sales to Enterprise customers and the increase in revenue from the University Distance Learning Solutions business. Revenue from the University Distance Learning Solutions business increased from RMB56.4 million in FY2004 to RMB66.9 million in FY2005 mainly due to the increase in student enrolment for distance learning. Together with the students on the Tongfang Education platform, total students enrolled for distance university education increased from approximately 82,000 as at the end of FY2004 to approximately 113,000 as at the end of FY2005. Revenue from the IT/Management Training Courses and Solutions business increased slightly from RMB3.6 million in FY2004 to RMB5.3 million in FY2005. Revenue from the K-12 Distance Learning and Education Content Solutions business increased slightly from RMB5.0 million in FY2004 to RMB6.3 million in FY2005. Revenue from the Enterprise Networking Products and Services business increased significantly from RMB928,000 in FY2004 to RMB27.0 million in FY2005, as a result of increase in equipment sales, which has included sales of RMB1.8 million to the Hunan postal network project.

Cost of sales of the Group increased by 10.1% from RMB33.2 million in FY2004 to RMB36.6 million in FY2005. Gross profit margin decreased by approximately 3.7 percentage points, from 55.7% in FY2004 to 50.2% in FY2005. This drop was a result of the reclassification of withholding tax described in more details in the previous paragraph, which has the effect of reducing the size of the denominator. After the acquisition of Tongfang Education in FY2005, there was also an intangible amortization expense amounting to RMB1.4 million in FY2005. The combined cost of sales of the Group and SOE increased by 65.03% from RMB49.5 million in FY2004 to RMB81.7 million in FY2005. This increase was mainly due to the higher portion of equipment sales in the composition of the revenue.

The Group received a service fee of RMB50.3 million in FY2005 as compared to a service fee of RMB32.7 million in FY2004 as a result of the increase in revenue in SOE. The significant increase in other income from RMB2.7 million in FY2004 to RMB4.9 million in FY2005 was mainly due to the increase in interest income.

The Group's selling expenses increased from RMB1.6 million in FY2004 to RMB2.5 million in FY2005, as there were more marketing activities in FY2005. The FY2005 selling expenses also included a share option expense of RMB147,000.

The Group's administrative expenses increased by 43.8% from RMB24.4 million in FY2004 to RMB35.2 million in FY2005. The increase was due to the expansion of the Group's business operations as well as additional costs associated with being a public company and a net exchange loss of RMB2.6 million for deposits held in US currency after the Chinese Yuan was revalued upward by more than 2%. The FY2005 administrative expenses also included a share option expense of RMB1.8 million as a result of the adoption of IFRS 2.

Finance costs decreased by 95% from RMB392,000 in FY2004 to RMB19,000 in FY2005.

Overall, profit before income tax has increased from RMB50.7 million in FY2004 to RMB54.3 million in FY2005, representing an increase of 7.1%. The profit before tax was affected by the net exchange loss of RMB2.6 million due to the revaluation of the Chinese Yuan and the reclassification of withholding tax to business tax. Income tax expense increased slightly from RMB9.8 million in FY2004 to RMB9.9 million in FY2005. As explained earlier, RMB3.5 million, which was recorded under income tax expense in FY2004 was reclassified as business tax, which was net off against the revenue in FY2005. This effect reduced the size of the income tax expense. Net profit before minority interest increased considerably from RMB41.0 million in FY2004 to RMB44.5 million in FY2005, representing an increase of 8.5%.

Financial Position

Cash and bank balances increased from RMB328.7 million as at 31 December 2004 to RMB363.9 million as at 31 December 2005 mainly as a result of the SOE paying the service fee to the Group. Account receivable increased by 26.5% from RMB15.1 million as at 31 December 2004 to RMB19.1 million as at 31 December 2005. This increase was mainly due to the consolidation of the results of Tongfang Education which added new customers to the Group. Prepayment and other receivable and deposit increased from RMB9.8 million as at 31 December 2004 to RMB14.1 million as at 31 December 2005. As at 31 December 2005, the Goodwill amounted to RMB15.3 million as a result of the acquisition of Tongfang Education. Net tangible assets as at 31 December 2005 totaled RMB536.0 million (31 December 2004: RMB526.6 million). This represented an increase of 1.8% from the net tangible assets as at 31 December 2004.

Financial support to SOE

In FY2005, the Group extended further advances amounting to RMB39.6 million to the SOE to finance its working capital and equipment purchase, which raised the amount due from SOE from RMB178.3 million as at 31 December 2004 to RMB217.9 million as at 31 December 2005. Account Receivable of the SOE amounted to RMB33.1 million as at 31 December 2005,representing an increase of 20.4% to the account receivable of RMB27.5 million as at 30 September 2005 as a result of the increase in business at the end of December and the increase in equipment sales particularly which have a longer credit period.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

The growth in revenue and profitability were in line with the opinion expressed by the Directors of the Group in the Company's Third Quarter Financial Statement Announcement for the period ended 30 September 2005 made on 14 November 2005.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

With the continued growth of the education business, 2005 marked the year ChinaCast fully focused on becoming an education company. The Group is actively pursuing additional university partners as well as having our own contents. In addition to the signing up Tongji University in 2005, the Group aims to sign up with more university partners. The Group has also signed a non-binding MOU to acquire a stake in Modern English, an English training group in China. In 2006, ChinaCast will start to shift its focus from an education enabler into an education provider including face-to-face vocational courses.

11. Dividend

(a) Current Financial Period Reported On

None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional: - Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year

None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional: - Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

The Group revenue and profit before income tax are substantially derived from sales in Hong Kong and the People's Republic of China ("PRC"). The principal activity of the Group is the technology enablers in the telecommunication industry and most of the assets and liabilities and capital expenditure of the Group are employed in the PRC. Hence, the geographical and business segment information are as presented in the financial information.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not applicable.

15. A breakdown of sales.

	Group (Actual) Year ended 31/12/2005 RMB'000	Group (Proforma) Year ended 31/12/2004 RMB'000	% change +/(-)
Revenue reported for the first half year	35,718	38,950	(8.3)
Net profit after tax for the first half year	22,274	18,052	23.4
Revenue reported for the second half year	37,780	36,057	4.8
Net profit after tax for the second half year	22,177	22,904	(3.2)

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (refer to Para 16 of Appendix 7.2 for the required details)

	Latest Full Year	Previous Full Year
Ordinary	-	-
Preference	-	-
Total:	-	-

BY ORDER OF THE BOARD

Yin Jianping
Chairman
01/03/2006

CHINACAST COMMUNICATION HOLDINGS LIMITED


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2006
WASH, D.C. 213 SECTION

FOR IMMEDIATE RELEASE

CHINACAST FY2005 REVENUE SURGED BY 27%

FY2005 Results Highlights:

- Combined Revenue for University Distance Learning grew by 27%
- Strong demand for distance learning in China
- Net profit for the Group before accounting adjustments and minority interest grew by 16.6%

Singapore, March 1, 2006 – ChinaCast Communication Holdings Limited ("ChinaCast"), PRC's leading satellite distance learning services group, today reported a significant increase in revenue for the year ended December 31, 2005 ("FY2005").

Financial Review

The sum of the FY2005 revenue of the Group and that of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the "Satellite Operating Entities" or "SOE"), amounted to RMB179 million growing by 27%. This increase is due to the continued robust growth in the university distance learning segment.

Combined revenue from the University Distance Learning segment increased by 30% to RMB73.3 million from RMB56.4 million in 2004, attributable to a steady increase in total student enrolment at existing universities and the addition of 2 revenue contributing university partners during FY2005. Also, significantly, the results of the JV with Tsinghua Tongfang have been consolidated in 4Q FY2005. Total number of students in university degree courses increased by 38% from 82,000 in FY2004 to 113,000 at the end of FY2005.

Revenue from the Enterprise Networking Products and Services segment also grew significantly from RMB0.9 million in FY2004 to RMB27 million in FY2005, of which RMB22.3 million was recorded in 4Q FY2005.

The Group's K-12 segment registered a drop of 10.4% in revenue which was mainly due to a reclassification of a portion of the withholding tax from income tax expense to business tax in 3Q FY2005. SOE's K-12 business segment, on the other hand, recorded a net increase in revenue of 26.2%.

Cost of Sales for the Group increased by 10.1% from RMB33.2 million to RMB36.6 million. The increase was mainly due to a reclassification of withholding tax into Cost of Sales in 3Q FY2005.

Net Profit before accounting adjustments and minority interest increased by 16.6% to RMB47.7 million against Proforma Net Profit of RMB40.9 million in FY2004. The accounting adjustments were made up of Stock Option Expenses of RMB1.9 million, Intangible Asset Amortisation of RMB1.4 million which arose from the adoption of new accounting standards for the first time in FY2005. Net profit after accounting adjustments and minority interest was RMB43.8 million, an increase of 6.9% against FY2004. The net profit was also affected by exchange losses totalling RMB 2.6 million which arose because the Group was unable to hold funds in RMB due to China's exchange control policies.

Recent Developments

University distance learning enrolment has continued to grow. Total number of students enrolled on ChinaCast's distance learning platform increased by 38% to 113,000.

Mr. Ron Chan, CEO of ChinaCast said: "With the continued growth of our education business, 2005 marked the year ChinaCast become fully focused on becoming an education company. We are actively pursuing additional university partners as well as having our own contents. In 2006, ChinaCast will move to become an education provider including face to face vocational courses and language training."

Recently, ChinaCast has signed an agreement with Tongji University in Shanghai to provide their distance learning platform as well as an MOU to acquire a significant stake in Modern English, an English language school that has 30 centers nationally.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

For more information, please contact:

Ms Leong Lilian

ChinaCast Communication Holdings Limited
1 Raffles Place, #18-01,
Singapore 048616

Tel: (65) 6532 5998 (during office hours)
Email: lilian.leong@chinacast.com.cn

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	28-Feb-2006 18:08:54
Announcement No.	00166

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	APPOINTMENT OF A RELATIVE OF A DIRECTOR, CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY TO A MANAGERIAL POSITION IN THE COMPANY OR ANY OF ITS PRINCIPAL SUBSIDIARIES
Description	Pursuant to Rule 704(11) of the SGX-ST Listing Manual, Chinacast Communication Holdings Limited (the "Company") wishes to announce that there is no managerial position in the Company or any of its principal subsidiaries occupied by a person who is a relative of a director, chief executive officer or substantial shareholder of the Company.
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双威通讯
ChinaCast

Press Release


SEC MAIL PROCESSING
RECEIVED
MAR 21 2006
WASH, D.C.
213
SECTION

CHINACAST COMMUNICATION HOLDINGS LIMITED

FOR IMMEDIATE RELEASE

ChinaCast looks to Acquire MODERN ENGLISH, One of China's Top English Language Training Schools

For the First Time, Group may Add Bricks and Mortar Career Training to its E-Learning Services and Content Offerings

Beijing, February 15, 2006 - ChinaCast Communication Holdings Limited ("ChinaCast"), one of China's leading E-Learning services companies, today announced that is has signed a Memorandum of Understanding ("MOU") with a view to acquiring a significant stake in Modern English Language Training LLC ("MODERN ENGLISH"), from Henan Zuocheng Technology Development Limited ("Zuocheng"). Zuocheng currently holds 51% of MODERN ENGLISH.

MODERN ENGLISH, which was established in 1998, currently has 30 training centers in China (15 centers located in Beijing and 15 franchised training centers in other cities), making it one of the top English training schools in the country. It has its own TV show on BTV (Beijing) and CETV (National) and owns intellectual property rights to over 300 episodes of English language training TV programs. MODERN ENGLISH is also a leading publisher of English language training materials such as books, PC software and CD/VCD/DVDs.

Said Ron Chan, CEO of ChinaCast, "MODERN ENGLISH is one of the most recognized brand names for English language training in China. In addition to their 30 training centers, we are also very excited about the market potential of their extensive media assets such as their educational publications and nationally broadcast TV programs. With the participation of MODERN ENGLISH, ChinaCast can look forward to being one of the largest publicly traded education companies in China."

It is estimated that the total market for English training in China is over 20 billion RMB per year. With China's high growth in foreign direct investment, the upcoming Beijing Olympics in 2008 and the Shanghai World Expo in 2010, the demand for English training will continue to grow significantly over the next several years. English communication skills are a key to career advancement, especially with foreign corporations, which directly translates to higher pay.

Hogan Sun, GM of MODERN ENGLISH, added, "We hope to leverage ChinaCast's extensive partnerships in the government, enterprise, university and primary/middle/high school sectors and their nationwide network of distance learning centers to quickly scale up ME's business throughout the country. We share ChinaCast's strategic vision for the education and training market and look forward to work closely with their management team to take our companies to greater heights."

The MOU is non-binding and the possible acquisition will be subject to due diligence by ChinaCast after which the definitive terms of the possible acquisition will have to be negotiated and agreed upon by the parties and also be subject to approval by the Board of Directors of the respective companies and their shareholders, if necessary. None of the Directors or the Controlling Shareholders of ChinaCast has any interests, direct or indirect, in this transaction. ChinaCast plans to use internal funds to pay for the purchase of MODERN ENGLISH.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides e-learning services and content to educational institutions, government agencies and Fortune 500 enterprises. These services include broadband network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

For more information, please contact:

Ms Leong Lilian

ChinaCast Communication Holdings Limited
1 Raffles Place, #18-01,
Singapore 048616

Tel: (65) 6532 5998 (during office hours)
Email: lilian.leong@chinacast.com.cn


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2006
WASH, D.C.
213
SECTION

CHINACAST COMMUNICATION HOLDINGS LIMITED

NEWS RELEASE

CHINACAST EXPANDS HIGHER EDUCATION E-LEARNING BUSINESS WITH SHANGHAI TONGJI UNIVERSITY

20,000 Distance Learning Students Expected Over the Next 3 Years

Singapore, January 11, 2006 – ChinaCast Communication Holdings Limited ("ChinaCast"), the PRC's leading satellite distance learning services group, has signed an agreement with the Distance Learning Faculty of Shanghai Tongji University (同济大学) to provide degree and diploma courses to students at remote campuses via ChinaCast's nationwide e-learning network.

Under the agreement, ChinaCast and Tongji University hope to recruit over 20,000 students located at 18 remote campuses over a three year period. The initial remote campuses will be located in Beijing, Anhui, Guangzhou and Nanjing and will offer both degree and diploma level courses such as business management, project management, logistics, information systems, graphic design as well as language courses such as English and Japanese.

Tongji University is one of 68 universities approved by the Ministry of Education to provide distance learning degree courses under an ambitious government funded project to develop 100 world class higher education institutions in the PRC in the 21st century.

中国北京市朝阳区建外大街永安东里 8 号华彬国际大厦 15 层 (100022) 电话：(8610) 65667788 传真：(8610) 85288366
15F RUOI CHAI International Building, No.8Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing, PRC (100022)
Tel:(8610) 65667788 Fax:(8610) 85288366

At the signing ceremony, Mr. Hongyan Lu (鲁鸿雁), the Dean of the Distance Learning Faculty of Tongji University said, "Using ChinaCast's nationwide distance learning delivery platform, we will now be able to capitalize on our excellent reputation and teaching resources by cost-effectively expanding the delivery of our education services throughout the country while maintaining high education standards."

Added Mr. Ron Chan, CEO of ChinaCast, "Tongji University has historically been one of the most popular universities in the country attracting a large number of students from all parts of China. We look forward to work closely with them to assist in recruiting students, setting up new remote campuses and providing our distance learning services so that Tongji can start providing courses over our network beginning in the Fall Semester of 2006."

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband e-learning services and content to educational institutions, government agencies and Fortune 500 enterprises and is the PRC's leading satellite distance learning services group. These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses. ChinaCast currently has 16 revenue contributing university partners with over 110,000 distance learning students.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

中国北京市朝阳区建外大街永安东里 8 号华彬国际大厦 15 层 (100022) 电话:(8610) 65667788 传真:(8610) 85288366
15F RUOI CHAI International Building, No.8Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing, PRC (100022)
Tel:(8610) 65667788 Fax:(8610) 85288366

About Tongji University (同济大学)

Founded in 1907, Tongji University is ranked 21 out of a total of 583 universities in the PRC. It was one of the first universities in the PRC that was authorized by the State Council to establish a Graduate School. Tongji University is a comprehensive university offering a wide range of programs in science, engineering, medicine, arts and law. Based in Shanghai, it has over 50,000 on-campus students.

For more information, please contact:

CONTACT : Ms Leong Lilian

ADDRESS : ChinaCast Communication Holdings Limited
1 Raffles Place, #18-01,
Singapore 048616

TELEPHONE : (65) 6532 5998 (during office hours)
(65) 9817 7178 (mobile phone)

EMAIL : lilian.leong@chinacast.com.cn

USEFUL WEBSITES: www.chinacastcomm.com
www.tongji.edu.cn

ChinaCast – China's Leading E-Learning Services Company

FY 2005 Financial Results

Another Year of Strong Growth

March 3, 2006


双威
ChinaCast

Agenda

- FY2005 Financial Results
- Operational Highlights
- Growth Strategy

FY2005 Financial Results

FY2005 Financial Highlights

- **Strong combined revenue growth of 27% to RMB 179M**
- **Net profit before accounting adjustments and exchange losses increased 23.3% to RMB 50.4M**
- **Maintained high combined gross profit margins of 54.4% and net profit margin of 24.8%**
- **Continued healthy financial position**
  - Strong positive cash flow
  - Balance sheet has RMB 363.9M in cash and term deposits
- **Excellent growth prospects for FY2006**

Income Statement Highlights

	FY05 RMB M	FY04 RMB M	Change
Combined Group Revenue (CCH & SOE)	179.0	141.0	+27.0%
Gross Profit	97.3	91.4	+6.4%
Net Profit before accounting adjustments	47.7	41.0	+16.6%
Net Profit	44.5	41.0	+8.5%
Earnings per share (RMB cents)*	9.91	6.60	+50.2%

* Based on actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. EPS for the actual results has been calculated based on the net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 434,910,000 shares.

Income Statement Highlights

	FY2005 (RMB m)
Net Profit after taxation	44.5
Exchange loss	2.6
Share option expense	1.9
Amortization of intangible assets	1.4
Net Profit comparable to FY2004	50.4

- Exchange loss was due to the appreciation of the RMB against US$ in 2005
- The adoption of IFRS 2 in 2005 has resulted in a change in accounting policy for share-based payments.
- The intangible assets arise from the acquisition of Tongfang Education, and the adoption of IFRS 3 in 2005 leads to the amortization charge.

Balance Sheet Highlights

	FY2005 (RMB m)	FY2004 (RMB m)
Total Assets	660.5	564.9
Total Current Liabilities	72.8	37.8
Total Shareholders' Equity	660.5	564.9
NAV per share (RMB)*	1.29	1.19

* Computed based on (1) the shareholder's equity of Group as at December 31, 2005, and December 31, 2004, and (2) the share capital of 441,816,501 shares as at December 31, 2005 and December 31, 2004.

Cash Flow Statement Highlights

	FY2005 RMB (m)	FY2004 RMB (m)
Net Cash generated from operations	94.7	34.6
Net Cash generated / (used in) investing activities	(7.6)	(254.9)
Net Cash generated / (used in) financing activities	(0.3)	225.2
Cash & cash eqv.*	90.1	4.8

*Excluding Term Deposit of RMB273.8 million (2004 RMB323.9 million

FY2005 Operational Highlights

Operational Highlights

- **Continued High Growth in University Distance Learning Segment**
  - Combined revenue increased by 30% to RMB 73.3M
  - Total number of students enrolled increased by 38% to 113,000
  - Tsinghua Tongfang JV assets completed in Q4 2005; additional 6 partner universities
- **Strategic Acquisition of Modern English Training School Positions Company in Bricks and Mortar Education Sector**
  - MOU for equity purchase of one of the top 4 language schools in China – over 30 training centers nationwide
  - English training is a US$2B/year business and is expected to double over the next 4 years
  - First traditional school business acquisition and positions company for strong growth in the post-secondary, career training market (English, IT, Management, Vocational Skills, etc.)
- **Significant Growth Contribution from Enterprise Segment**
  - Revenue growth from RMB 0.9M to RMB 27M; multiple new customers in energy and education sectors

ChinaCast Distance Learning
University Student Enrollment Growth


No. of Students
120,000
100,000
80,000
60,000
40,000
20,000
0
77% CAGR
2002
2003
2004
2005

Modern English Training Schools

- **One of the top 4 English Language Training Schools in China**
  - Over 30 nationwide training centers
  - Partnered with Rosetta Stone learning system
  - Leading publisher of English Training Media (books, PC software, CD/VCD/DVD)
  - Nationally broadcast TV programs
  - Nationwide franchising system expansion and leveraging existing ChinaCast education partners positions the company for fast growth


洋话连篇 在你身边
MODERN ENGLISH


RosettaWorld™
Language Learning
Success


Modern
ENGLISH

Growth Strategy

- Continue to expand products and services to the high growth and profitable PRC education sectors:
  - Post-Secondary Education
  - Professional Career Training (English, Mgmt., IT, etc.)
  - Vocational Training and Continuing Education
- Integrate and expand Tsinghua Tongfang and Modern English acquisitions
  - Leverage existing university and government training relationships to expand nationwide network of classrooms and curriculum
  - Expand Modern English nationwide training centers to major Tier 1 and Tier 2 cities
- Strategic acquisitions in post-secondary, career education

China Education Market Opportunity

- Largest in the world with over 750,000 primary and secondary schools, 280 million students and 10 million teachers
  - In addition, it is estimated that over 700m workers will require annual continuing/career education to improve their job skills.
- Total annual government spending on education will grow from US$212B in 2006 to US$412B by 2010.
  - This represents only 4% of GDP; developed countries spend an average of 5.4% of GDP on education
- Special focus will be on vocational training for its massive rural migrant labor population
  - Over 140M rural farmers have migrated to urban areas and another 100M are on the waiting list



Post Secondary Enrollment
(millions of students)
32
30
28
26
24
22
20
18
16
14
12
10
8
2001
2002
2003
2004
2005P
2006P
US
China

• US Dept. of Education, PRC Min. of Education

Summary

- **Healthy financial position with four consecutive years of strong growth**
- **With acquisition of Modern English, well positioned to be leading “clicks and mortar” company in China’s for profit education sector**
- **Sustainable competitive advantages**
  - High barriers to competitive entry
  - Nationwide network of classrooms and infrastructure
- **Excellent growth prospects for FY 2006**

Appendix

Corporate Overview

- Established in 1999 and headquartered in Beijing, with offices in Shanghai, Hong Kong and Singapore; over 160 employees
  - Strategic investors include Hughes Network Systems (US) and Intel Capital (US)

- Leading provider of e-learning services and content in the world's largest and fastest growing education market
  - Distance learning contracts signed with 20 universities educating over 113,000 students
  - Delivering educational content services to over 8,000 K-12 schools, government agencies and corporate office locations
  - MOU to acquire Modern English, one of the largest nationwide English training schools in China positions the company for fast growth in the career education market

- Broadband satellite telecommunications, ISP and ICP licenses from Ministry of Information Industry (MII) to provide nationwide distance learning and multimedia content distribution services

Unique Investment Considerations

- Management Team Has Extensive Experience Working With Public Shareholders and Recognizes the Importance of Corporate Governance and Shareholder Values
  - Key executives from PRC government/private companies and US multinationals (Unisys, Hughes, Fujitsu, etc.)
  - Have brought companies public on PRC, HK and Singapore Stock Exchanges
  - US GAAP and IAS accounting standards
- Profitable since FY2002, Raised US$30M via IPO on Singapore Stock Exchange, May 2004
  - FY2005 revenues of RMB179M (US$22.2M)* and net profit of RMB44M (US$5.5M)* under combined accounts filed in Singapore Stock Exchange
  - Strong balance sheet with RMB364M(US$45M) cash and no debt
  - Highly scalable, capital efficient, recurring service revenue business model
- Nationwide satellite, ISP and ICP operating licenses are now difficult to obtain
  - Educational institutions DO NOT have nationwide telecom licenses and telecom companies DO NOT have the education partnerships – ChinaCast has both

* Results as reported in Singapore and prepared in accordance with International Accounting Standards "IAS" not GAAP

Management Team Has Extensive Experience Working With Public Shareholders; Recognizes the Importance of Corporate Governance and Shareholder Values

Yin Jian Ping	Chairman and President	Tibet Finance Ministry
Ron Chan	Chief Executive Officer	TVH Founder, Unisys
Li Wei	Chief Operations Officer	Orient Satellite
Tony Sena	Chief Finance Officer	Fujitsu
Michael Santos	Chief Marketing Officer	Hughes
David Sun	Chief Technology Officer	Gilat
Jim Ma	VP, Corporate Finance	Lippo Securities
Liu Baoqian	VP, Higher Education Sector	China Online
Jones Chen	VP, Enterprise Sector	Hughes
Wang Li Ping	VP, Government Sector	China Radio

Products and Services

Products and Services

Our Proprietary E-Learning Platform, Nationwide Broadband Access Network and Ability to Generate Educational Content Uniquely Addresses Our Customer's Requirements

- E-Learning Services
  - **University Distance Learning Solutions**
  - **Government and Corporate Training Solutions**
  - **Nationwide broadband network, e-Learning platform, education software applications and system integration services**
- Educational Content
  - **K-12 Educational Content Solutions**
  - **Teacher.com.cn Training Portal**
  - **Modern English Training Schools, Training Media and TV Programs**


双威通讯
ChinaCast

ChinaCast Nationwide E-Learning Network


Network Operations Center in Beijing (AsiaSat 3s Satellite)
Over 8,000 remote locations
UP TO 45 Mbps
UP TO 256 Mbps
DDN 34 Mbps
INTERNET
SOFTWARE APPLICATIONS

IClass Interactive Distance Learning Platform

Live Video

Attendance Monitoring


双威通讯网络有限公司
远程教学系统解决方案
幻灯片1
公司介绍
合作伙伴
DirecPC的应用
成功案例
DirecPC is a service, both for Information

Course Material/ White Board

Instant Messaging/ IP Voice

Over 106,000 university users; 30 channels broadcast per day

K-12 and Vocational Multimedia Education Content

双威华教卫星宽频互动教育资源系统

客户服务中心：8008101177

本期精品

- 小二数学>表内除法一（除法的初步认识）>媒体素材
- 小三数学>笔算乘法（二）>媒体素材（FLASH）
- 小六语文>为人民服务>教学指导
- 小一语文>邓小平爷爷植树>媒体素材
- 小二数学>表内除法一（除法的初步认识）>媒体素材
- 小三数学>笔算乘法（二）>媒体素材（FLASH）

请在授课前半小时开机 | 播出目录

高中 | 初中 | 小学

播出目录 | 产品介绍 | 用户指南 | 节目预告 | 常见问题解答 | 用户反馈

退 出

Over 1,000 GB Database of Training Content - Online Subscriptions to over 8,000 Schools

www.teacher.com.cn

Continuing Education Training Portal



全国中小学教师继续教育网
www.teacher.com.cn
创造优秀教师的先进教育平台
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2005-03-03
教育部远程教师非学历培训试点专栏
[工作进展] [相关政策] [地方文件] [经验汇编] [相关资料]
河南省教育厅转发教育部师范司关于支持“全国中小学继续教育网”开展远程中小学教师非学历培训试点工作通知
新理念 新课程 新技术 师德教育
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体育艺术类课程将有新标准 [2005.03.03]
宁波一小学首创“教育议事会” [2005.03.03]
洁镇市出台奖励措施评选“教育名师” [2005.03.03]
吉林省今年教育工作重点将治理乱收费 [2005.03.03]
呼和浩特各中小学校开学暂缓收费 [2005.03.03]
辽宁严惩教育乱收费 [2005.03.03]
长沙：力争两年内义务教育全免费 [2005.03.03]
乌鲁木齐“捐一日工资”助学 [2005.03.03]
更多信息
教育部远程教育试点通知
教育部推进网联计划意见
《中小学教师培训》征订
东北师大2005春季招生
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继教网与北航开展合作
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教育部关于做好为..
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更多学校...
直播课程
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大学网络教育学院

Over 40,000 Teachers Subscribed

Customer List

University Customers

Beijing Aerospace and Aeronautics University
Peking University – School of Pharmaceutical Science
China Medical University
Southwest Normal University
Northeast Agriculture University
Sha'anxi Normal University
Beijing Science & Technology University
Northeast Normal University
Xian Jiaotong University
Harbin Industrial University
Xian Electronic Technology University
Lanzhou University
Shanghai Tongji University

Government/Enterprise

- Ministry of Labor and Social Welfare
- China Coal Industry Association
- Beijing Great Wall IT School
- Dell English School
- Taikang Insurance
- Hunan Postal Authority
- Liaoning Power
- Chongqing Coal

K-12 Customers

- Beida Middle School
- Teacher.com.cn
- Middle China Normal University High School
- Ankang Children's Foundation

It's a big country – someone has to educate it!



Thank You

Q & A


双威
ChinaCast

RECEIVED
2006 APR -4 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE YEAR ENDED 31 DECEMBER 2005

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the year ended 31 December 2005, are as follows:-

Name of interested person	**Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)**	**Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)**
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB14,286,187 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB6,628,752 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB1,675,567.2
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee reimbursed to CCLX by the Group under a technical service agreement between the parties: RMB36,079,036 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB9,786,686 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 31 December 2005: RMB217,887,295

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan had spent approximately 73% of his total working time working for the Group. The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH and Ron Chan.	

Submitted by Antonio Sena, Company Secretary on 01/03/2006 to the SGX